Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza
New York, New York 10004
Tel:   +1.212.859.8000
Fax: +1.212.859.4000
www.friedfrank.com
February 14, 2020

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Joshua Shainess, Esq.
Special Counsel
Office of Mergers and Acquisitions

Re:	TEGNA Inc.
Response to SEC Letter, dated January 29, 2020

Dear Mr. Shainess,

We refer to your letter, dated January 29, 2020, providing comments to the soliciting materials filed pursuant to Rule 14a-12 on January 15 and 16, 2020 by Standard General L.P. (“Standard General”) and certain others with respect to TEGNA Inc. (“TEGNA”). Please see below our responses to your comments.

Comment #1: Shareholding of Nominees

We have taken note of your comment and will revise future filings to clarify the ownership by Standard General and its nominees of shares of TEGNA. Additionally, we will also address how the ownership, or lack thereof, of TEGNA shares by the nominees will affect the alignment of interests of those nominees with current TEGNA shareholders. Although unrelated, we note that Standard General’s nominees were chosen because they have held c-suite roles in publicly-traded affiliate broadcasting companies.

Comment #2: Support for Disclosure re “questionable M&A strategy” and “excessive leverage”

TEGNA’s M&A strategy is, in Standard General’s view, “questionable” for the following reasons.

The letter to shareholders issued on January 21, 2020 by TEGNA and filed as proxy material with the Securities and Exchange Commission (the “January 21, 2020 Letter to Shareholders”), states that TEGNA uses acquisition EBITDA multiples “on a trailing two-year calendar basis.” However, as evidenced in the press releases issued by TEGNA after the acquisitions, none of TEGNA’s last four acquisitions used valuation multiples based on trailing two-year calendar basis: its  acquisitions of Nexstar in September, 2019 and Dispatch in June, 2019 use a valuation multiple of “expected average 2018/2019 EBITDA” and its acquisitions of Gray Television in August 20, 2018 and Midwest Television’s broadcasting stations in San Diego in December, 2017 use “expected average 2017/2018 EBITDA.”

As we have previously noted, when disclosing the Adjusted EBITDA multiples it paid in its various acquisitions, TEGNA has applied different and inconsistent adjustments for purposes of presenting those Adjusted EBITDA multiples. On some occasions, TEGNA has reflected adjustments for “run-rate synergies”  while on other occasions it also reflects adjustments for “tax benefits” and even “NPV of tax benefits”. Only by providing appropriate reconciliation to GAAP financial metrics and presenting multiples on a GAAP basis, as is required under SEC rules, will investors be able to begin to understand the actual financial metrics for TEGNA’s acquisitions.

Even if it did provide the required reconciliation, TEGNA’s presentation of Adjusted EBITDA multiples that reflect purchase prices adjusted (downward) for tax benefits is  misleading. By definition, EBITDA (earnings before interest, taxes, depreciation and amortization) is a pre-tax profit metric. By reducing the effective purchase price (the numerator of the Adjusted EBITDA multiple) by a supposed tax benefit while still using a pre-tax metric (Adjusted EBITDA) for the multiple’s denominator, TEGNA is effectively comparing apples and oranges and misleading investors.

Moreover, TEGNA’s use of Adjusted EBITDA figures adjusted for run rate synergies is also misleading.  First, TEGNA fails to specify the period required to obtain the “run-rate” synergies. Second, TEGNA fails to quantify or provide the source of the supposed synergies, but effectively asks investors to trust that these unidentified synergies will be realized. TEGNA’s use of these “synergy-adjusted” Adjusted EBITDA multiples is simply an attempt by TEGNA to mislead investors by showing lower Adjusted EBITDA multiples.

Standard General believes that the inconsistency, lack of clarity and reliance on unconventional measures in TEGNA’s disclosures regarding its acquisitions raise legitimate questions as to the merits of TEGNA’s massive M&A spend over the past three years, hence the characterization of its strategy as “questionable.”

As regards the reference to TEGNA’s “excessive leverage”, we note that TEGNA itself has indicated that its leverage is significantly higher than it has been in the past two years (3.9x in Q3 2017 (per earnings call) versus 4.9x in Q3 2019 (as announced in its 2019 third quarter results)). TEGNA has publicly expressed its intention to de-lever on multiple occasions. In the press release issued by TEGNA on September 19, 2019 (immediately following the Nexstar acquisition), TEGNA expressed its intention to reduce its debt levels, “Going forward, free cash flow will be used to reduce debt, bringing leverage down to approximately 4.1 times by December 31, 2020.” In the January 21, 2020 Letter to Shareholders, it reiterated this intention saying that de-leveraging would enable TEGNA “to continue to play a key role as an industry consolidator in the years ahead.” We further note that in its February 11, 2020 earnings call, TEGNA reiterated its intention to use cash flow to delever its balance sheet and emphasized “accelerated deleveraging during 2020” with the goal of reaching 4x leverage by 2021. Further, rating agencies have also demonstrated their concern regarding TEGNA’s increased debt levels. In September, 2019, Moody’s downgraded TEGNA’s corporate family rating following the “additional debt raised” for the Nexstar and Dispatch transactions. In June, 2019, S&P Ratings placed TEGNA on CreditWatch with negative implications and expressed its belief that “operational risk will be elevated over the next year while the company integrates its acquisitions”.

Please contact Warren de Wied at (212) 859-8296 or Phil Richter at (212) 859-8763 if you have any questions regarding this letter.

Very truly yours,

/s/ Warren de Wied
Warren de Wied

CC:	Gail Steiner
Partner, General Counsel and Chief Compliance Officer
Standard General L.P.

New York • Washington • London • Frankfurt
Fried, Frank, Harris, Shriver & Jacobson LLP is a Delaware Limited Liability Partnership